November 16, 2016

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Salem Media Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Response dated October 21, 2016

Form 8-K

Filed August 4, 2016

File No. 000-

Dear Mr. Spirgel:

Set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in a letter dated November 2, 2016 relating to the above-captioned filing of Salem Media Group, Inc. For convenience, we have set forth the Staff’s comments in italics followed by our response. References to “we,” “us,” “our” and “management” refer to Salem Media Group, Inc. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Non-GAAP Financial Measures, page 45

1.	We note your response to comment 1. Please begin your reconciliation with “Net income.”

RESPONSE

We acknowledge the Staff’s comment, and we will present our reconciliation to begin with “Net Income” as presented in our earnings release filed with the commission in future filings and with our filing on November 7, 2016 on Form 8-K.

Form 8-K filed August 4, 2016

2.	Refer to the “Consolidated” heading under “Second Quarter 2016 Results” on page 1.

Please add a separate bullet for Net Cash Provided by Operating Activities to precede the bullet for [Adjusted] Free Cash Flow.

RESPONSE

We acknowledge the Staff’s comment, and we will present Net Cash Provided by Operating Activities within our results preceding our Adjusted Free Cash Flow as presented in our earnings release filed with the commission in future filings and with our filing on November 7, 2016 on Form 8-K.

3.	We note your response to comment 2 and your proposed reconciliation of Adjusted Free Cash Flow. Since you use EBITDA and Adjusted EBITDA as operating performance measures and Adjusted Free Cash Flow as a liquidity measure, please provide separate schedules reconciling them to their respective GAAP measures (Net income and Net cash provided by operating activities, respectively). In this regard, we note that your proposed reconciliation combines all these non-GAAP measures in the same schedule which may be confusing to your investors. Please revise your proposed reconciliation of Adjusted Free Cash Flow:

•	To begin your reconciliation with Net Cash Provided by Continuing Operating Activities; and
•	Define how Adjusted Free Cash Flow is calculated.

In addition, please revise the fifth paragraph under “(1) Regulation G,” to state that Adjusted Free Cash Flow is a non-GAAP liquidity measure instead of “a performance measure.”

RESPONSE

We acknowledge the Staff’s comment, and we will present separate schedules for reconciling Adjusted Free Cash Flow, EBITDA and Adjusted EBITDA to their respective GAAP measures. Additionally, we will begin the Adjusted Free Cash Flow reconciliation with Net Cash Provided by Continuing Operating Activities. Finally, we will define how Adjusted Free Cash Flow is calculated and will refer to it as a liquidity measure.as presented in our earnings release filed with the commission on in future filings and with our filing November 7, 2016 on Form 8-K.

In future filings we will present the reconciliation for Adjusted Free Cash Flow independent of other non-GAAP measures in the manner presented below, except as updated to reflect future periods:

Salem Media Group, Inc.
Supplemental Information
(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(Unaudited)
Net cash provided by operating activities	$9,485	$6,791	$25,432	$26,509
Changes in operating assets and liabilities:
Accounts receivable	4,419	3,449	(1,896)	(3,632)
Tax receivable	12	-	(5)	-
Inventories	215	(157)	487	(147)
Prepaid expenses and other current assets	853	688	2,044	718
Accounts payable and accrued expenses	(1,217)	(2,703)	1,457	(4,143)
Deferred revenue	(3,558)	1,486	801	6,695
Other liabilities	(121)	—	(448)	—

Provision for bad debts	(835)	(420)	(1,746)	(688)
Amortization of deferred financing costs	(157)	(157)	(471)	(475)
Accretion of financing items	(47)	(52)	(140)	(155)
Accretion of acquisition-related deferred payments and contingent earn-out consideration	(126)	(17)	(286)	(55)
Plus interest expense, net of capitalized interest	3,900	3,726	11,578	11,252
Less cash paid for interest, net of capitalized interest	(3,604)	(3,545)	(10,675)	(10,644)
Less interest income	(3)	(1)	(6)	(4)
Plus net miscellaneous income and expenses	(1)	(7)	(8)	(7)
Less net cash paid for capital expenditures (1)	(2,110)	(2,185)	(6,317)	(7,240)
Adjusted Free Cash Flow	$7,105	$6,896	$19,801	$17,984

(1) Net cash paid for capital expenditures reflects actual cash payments net of cash reimbursements under tenant improvement allowances and net of property and equipment acquired in trade transactions.

We will provide an additional supplemental schedule to reconcile Adjusted Free Cash Flow, which we define as Adjusted EBITDA less cash paid for capital expenditures, less cash paid for income taxes, and less cash paid for interest, in future filings in the manner presented below, except as updated to reflect future periods:

Salem Media Group, Inc.
Supplemental Information
(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(Unaudited)
Adjusted EBITDA	$12,830	$12,633	$37,120	$35,935
Less net cash paid for capital expenditures (1)	(2,110)	(2,185)	(6,317)	(7,240)
Less cash paid for taxes	(11)	(7)	(327)	(67)
Less cash paid for interest, net of capitalized interest	(3,604)	(3,545)	(10,675)	(10,644)
Adjusted Free Cash Flow	$7,105	$6,896	$19,801	$17,984

(1) Net cash paid for capital expenditures reflects actual cash payments net of cash reimbursements under tenant improvement allowances and net of property and equipment acquired in trade transactions.

Please contact me at (805) 987-0400 with any questions or if you require further information.

Sincerely,

/s/ Christopher J. Henderson

Christopher J. Henderson

Senior Vice President and General Counsel

cc:

Securities and Exchange Commission

Kathryn Jacobson

Dean Suehiro

Joshua Shainess

Salem Media Group, Inc.

Edward G. Atsinger

Eric H. Halvorson

Evan D. Masyr

K&L Gates LLP

David C. Lee

Crowe Horwath, LLP

David L. Kral